UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Coffee Holding Co., Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

129176105

(CUSIP Number)

September 27, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)

b.	☒ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 129176105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Iroquois Capital Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 545,000 (see Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 545,000 (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 545,000 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.2% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 129176105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joshua Silverman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 545,000 (see Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 545,000 (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 545,000 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.2% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 129176105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard Abbe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 545,000 (see Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 545,000 (see Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 545,000 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.2% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

Item 1.
	(a)	Name of Issuer

Coffee Holding Co., Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices

3475 Victory Boulevard Staten Island, New York 10314

Item 2.
	(a)	Name of Person Filing

	(b)	Address of Principal Business Office or, if none, Residence

	(c)	Citizenship

This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management L.L.C., a Delaware limited liability company (“Iroquois”), (ii) Joshua Silverman, an individual who is a citizen of the United States of America (“Mr. Silverman”) and (iii) Richard Abbe, an individual who is a citizen of the United States of America (“Mr. Abbe,” together with Iroquois and Mr. Silverman, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 641 Lexington Avenue, 26th Floor, New York, New York 10022.

	(d)	Title of Class of Securities

Common stock, $0.001 par value per share, of the Issuer (the “Common Stock”).

	(e)	CUSIP Number

129176105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) and (b):

Immediately following the execution of the Subscription Agreement described in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 27, 2011, each of the Reporting Persons may be deemed to have beneficial ownership of 545,000 shares of Common Stock, and all such shares of Common Stock represent beneficial ownership of approximately 9.2% of the Common Stock, based on (1) 5,495,823 shares of Common Stock issued and outstanding on September 26, 2011, as reported in the Form 424B5 Prospectus filed by the Issuer on September 27, 2011, and (2) 445,000 shares of Common Stock issuable to Iroquois Master Fund Ltd. (“Iroquois Master Fund”) pursuant to such Subscription Agreement. The foregoing excludes 133,500 shares of Common Stock issuable upon exercise of a warrant to be issued to Iroquois Master Fund pursuant to such Subscription Agreement (the “Warrant”) because the Warrant is not exercisable until April 1, 2012 (and the Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), of more than 4.99% of the Common Stock). Without such blocker provision (and assuming the Warrant is currently exercisable), each of the Reporting Persons may be deemed to have beneficial ownership of 678,500 shares of Common Stock.

(c)	Number of shares as to which each Reporting Person has:

	(i)	Sole power to vote or to direct the vote:

0.

	(ii)	Shared power to vote or to direct the vote:

545,000.

	(iii)	Sole power to dispose or to direct the disposition of

0.

	(iv)	Shared power to dispose or to direct the disposition of

545,000.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2011

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: October 11, 2011

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe